SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q23 FINANCIAL RESULTS

May 3, 2023

Companhia Siderúrgica Nacional

RESULT
1Q23

São Paulo, May 3, 2023 - **Companhia Siderúrgica Nacional** ("CSN") (B3: CSNA3) (NYSE: SID) **discloses its first quarter of 2023 (1Q23)** financial results in Brazilian Reais, with all financial statements consolidated in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with international financial reporting standards ("IFRS"), issued by the International Accounting Standards Board ("IASB").

The comments address the consolidated results of the Company in the **first quarter of 2023 (1Q23)** and the comparisons are relative to the fourth quarter of 2022 (4Q22) and the first quarter of 2022 (1Q22). The exchange rate was BRL 4.74 on 03/31/2022; BRL 5.22 on 12/31/2022 and BRL 5.08 on 03/31/2023.

1Q23 Operational and Financial Highlights

EBITDA GROWTH IN 1Q23, WITH THE MINING SEGMENT OFFSETTING A WEAKER DOMESTIC MARKET

Despite a more challenging macroeconomic start to the year, CSN was able to show new EBITDA growth, with the mining segment once again standing out as the main highlight of the period.

As a result, **Adjusted EBITDA in 1Q23 reached BRL 3.2 billion** with an EBITDA margin of 28%.

BETTER VOLUMES IN THE EXTERNAL MARKET MITIGATED THE LOWER DEMAND FOR FLAT STEEL IN BRAZIL

The beginning of the year was marked by economic uncertainties and low activity in the domestic market. On the other hand, the Company was able to take advantage of a more benign international scenario and lower cost pressures to **maintain profitability stable** during the period.

DESPITE BETTER VOLUMES, LOWER PRICES DELAYED THE RECOVERY OF RENTABILITY ON THE CEMENT SEGMENT

Despite the seasonality with the high volume of rainfall observed during the period, CSN presented an **expressive increase on volumes** on annual basis. On the other hand, the combination of lower prices with still high costs resulted in the expected recovery for the segment being postponed to the next quarter.

STRONG PRICING IN MINING HELPED BOOST THE RESULT IN THE QUARTER

The quarter was marked by a strong price realization and solid sales volume, even considering the seasonality of the period. As a result, the **mining** segment presented an **adjusted EBITDA of BRL 2.0 billion** and a rentability of 49%.

After going through the most critical period of rainfall without presenting major operational problems, the Company maintained the production and purchasing guidance for 2023.

ESG

Last week, CSN released its **2022 Integrated Report** with a compilation of all the projects and actions that have placed the Company in a prominent position among the main sustainability indicators in the world.

The full version of the document can be accessed at the link below:

CSNA B3 LISTED SID LISTED NYSE FTSE4Good

2

RESULT 1Q23

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on income, net financial result, income from investment participation, income from other operating income/expenses and includes a proportional participation of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted Ebitda Margin is calculated from Adjusted Ebitda divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Cashed Risk transactions.

Consolidated Results

•        Net revenue totaled BRL 11,319 million in 1Q23, representing an increase of 1.7% when compared to 4Q22. This performance is the result of better prices achieved in the mining sector, in line with the Platts' increase and with the solid commercial activity observed during the period. These factors ended up offsetting the weaker dynamics observed in the domestic steel market at the beginning of the year and the lower rentability in the cement segment.

•        The cost of goods sold (COGS) totaled BRL 8,073 million in 1Q23, 2.9% up from the previous quarter, as a result, mainly due to higher volumes in the steel and cement industries.

•        The combination of revenue growth and a small cost pressure resulted in a roughly flat gross margin in the quarter, reaching 28.7% in 1Q23.

•        Selling, general and administrative expenses totaled BRL 1,020 million in 1Q23, 16% lower than in 4Q22, as a consequence of the lower volume traded in mining, generating lower freight expenses, as well as the greater budget control carried out by the Company.

•        The group of other operating revenues and expenses was negative at R$ 1.655 million in 1Q23, mainly due to iron ore hedging operations (R$ 568 million) carried out during the period, and cash flow hedge accounting (R$ 362 million).

•        In 1Q23, the financial result was negative by BRL 1,190 million, which represents a stability in relation to the previous quarter, as a consequence of the maintenance of the cost of debt and lower impact of Usiminas shares.

For more information, please visit our website: https://ri.csn.com.br/	3

RESULT 1Q23

•        The equity result was positive at BRL 22 million in 1Q23, a reduction of 69% compared to last quarter, as a consequence of seasonality and the weaker performance of MRS that was impacted by the rains recorded in the period.

•        In 1Q23, CSN recorded a net loss of R$ 823 million, reversing the profit seen in the previous quarter, as a result of non-recurring impacts, such as iron ore hedge and hedge accounting for exchange rates, with no cash impact. It is also important to note that the effect of the iron ore hedge is only temporary, since the sharp drop in Platts prices after the end of 1Q23 should bring a positive impact to the open position, largely offsetting the impact the Company had in 1Q23.

Adjusted EBITDA

*The Company discloses its adjusted EBITDA excluding participation in investments and other operating income (expenses) because it understands that it should not be considered in the calculation of recurring operating cash generation.

•	Adjusted EBITDA in 1Q23 was BRL 3,203 million, with an adjusted EBITDA margin of 27.5% or 0,5 p.p. up from last quarter. This increase in profitability is a direct consequence of the improvement in mining results, which even with a lower sales volume, ended up presenting a higher EBITDA due to the realized prices, compensating for the weaker dynamics observed in the steel and cement segments.

For more information, please visit our website: https://ri.csn.com.br/	4

RESULT 1Q23

Adjusted EBITDA (BRL MM) and Adjusted EBITDA Margin¹ (%)

¹ Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers the 100% stakes in CSN Mineração's consolidation and 37.27% in MRS.

Adjusted Cash Flow

Adjusted Cash Flow in 1Q23 was negative at BRL 2,134 million, mainly affected by one-off changes in working capital and the effect of the iron ore hedge realized in the period.

Adjusted Cash Flow¹ in 1Q23 (BRLMM)

¹ The concept of adjusted cash flow is calculated from adjusted Ebitda, subtracting Ebitda from Jointly Controlled Companies, CAPEX, IT, Financial Results and Changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is composed by the change in Net Working Capital, plus the change in accounts of long-term assets and liabilities and disregarding the net change in IT and SC

Indebtedness

On 03/31/2023, consolidated net debt reached BRL 30,158 million, with the leverage indicator measured by the Net Debt/EBITDA LTM ratio reaching 2.5x. This temporary increase in leverage is a consequence of the exclusion from the calculation base of the strong results from the beginning of 2022 due to the effects of the war in Ukraine. However, when looking at the prospects for results and cash generation for 2023, including the normalization of working capital conditions, a gradual reduction in leverage is expected to be achieved within the target established by the Company, which reinforces the transitory and exceptional effect of this leverage above the top of the guidance. Additionally, CSN has maintained its policy of carrying a high cash balance, which reached R$ 14.3 billion in this quarter.

For more information, please visit our website: https://ri.csn.com.br/	5

RESULT 1Q23

¹ Net Debt / EBITDA: For debt calculation considers the final dollar of each period and for net debt and EBITDA the average dollar of the period.

The Company remains highly active in its goal of extending the amortization term, focusing on long-term operations and the local capital market. Among the main movements in 1Q23, the CSN Mineração signed a Pre-Payment Export Financing Agreement in the total amount of up to US$ 1.4 billion and a final term of 12 years, with up to US$ 980 million to be granted by the JAPAN BANK FOR INTERNATIONAL COOPERATION, and up to US$ 420 million to be granted by a bank syndicate, secured by Nippon Export and Investment Insurance ("NEXI"). This operation aims to support the Company in its project to build a new pellet feed plant (P15) in the Casa de Pedra mine, aiming to ensure the supply of high-quality iron ore for its customers, helping them in their decarbonization strategies in the steel industry.

Amortization Schedule (BRL Bi)

¹ IFRS: does not consider participation in MRS (37.27%) .

² Gross Debt/Management Net considers participation in MRS (37.27%) and gross interest.

3 Medium term after completion of the Liability Management Plan.

Foreign Exchange Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet up to 1Q23 was US$ 812 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on the result. The adopted Hedge Accounting by CSN correlates the projected flow of dollar exports with the future maturities of debt in the same currency. With this, the exchange variation of the dollar debt is temporarily recorded in the shareholders' equity, being taken to the result when the dollar revenues from the referred exports occur.

For more information, please visit our website: https://ri.csn.com.br/	6

RESULT 1Q23

Investments

A total of BRL 746 million was invested in 1Q23, a 28% lower value when compared to the amount invested in 4Q22, as a consequence of seasonality and the fact that the previous quarter was impacted by equipment acquisitions for Tecon (RTGs), fleet rebuild for Casa de Pedra, and replacement of part of the Arcos fleet (cement). Most of the investment made in this quarter was directed to the steelmaking operation, with emphasis on the recovery and preservation of coke batteries and operational continuity projects. In mining, there was progress in the P15 expansion project, and for cement, recurrent repairs on furnaces and mills during this time of the year, as well as the completion of the Arcos fleet acquisition.

Net Working Capital

The Net Working Capital applied to the business totaled BRL 4,486 million in 1Q23, in line with 1Q22 figures, however, an increase of 81% compared to 4Q22, as a consequence of a reduction in the Company's supplier line, in addition to lower inventory volume. The punctual and temporary reduction of the average payment period to suppliers is mainly related to changes in the raw material mix and tends to be reversed in the coming quarters.

The calculation of the Net Working Capital applied to the business disregards Glencore's advance, as shown in the following table:

For more information, please visit our website: https://ri.csn.com.br/	7

RESULT 1Q23

¹ Other CCL Assets: Considers advance employees and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory losses. For the calculation of the SME are not considered the balances of warehouse stocks.

Dividends

As approved at the General Meeting and disclosed in the Notice to Shareholders on April 28, 2023, the Company decided to distribute dividends in the amount of (i) R$ 836,854,548.00 from the profit reserve, corresponding to R$ 0.63106731615 per share, and (ii) R$ 777,145,451.90, referring to the 2022 fiscal year, corresponding to the amount of R$ 0.58604102195 per share, totaling an amount of R$ 1.6 billion to be distributed. Both payments will be made on May 17th, 2023.

For more information, please visit our website: https://ri.csn.com.br/	8

RESULT 1Q23

Results by Business Segments

STEEL	MINING	LOGISTICS	ENERGY	CEMENT
				CIMENTO CSN
Usina Presidente Vargas Porto Real Paraná Lusosider Prada (Distribuição e Embalagens) Aços Longos (UPV) SWT LLC Metalgráfica	Casa de Pedra Tecar Engenho Pires Fernandinho ERSA Quebra-Queixo	Ferroviária: MRS e FTL Portuária: Sepetiba Tecon	CSN Energia Itasa CEEE-G	Volta Redonda Arcos Alhandra PCH Sacre PCH Santa Ana CSN Cimentos Brasil

Net Revenue by Segment – 1Q23 (BRL million- before deletions)

Steel
51.0%
7,882
6,055
5,777
Mining
36.6%
3,861
3,529
4,141
Logistics
5.2%
534
694
589
Energy
1.2%
44
154
139
Cement
9.9%
386
1,181
1,119
1Q22 4Q22 1Q23

Adjusted EBITDA by Segment – 1Q23 (BRL million-before eliminations)

Steel
23.5%
2,024
826
754
Mining
63.2%
2,445
1,779
2,025
Logistics
7.9%
229
300
253
Energy
0.9%
(7)
27
28
Cement
6.9%
99
265
222
1Q22 4Q22 1Q23

For more information, please visit our website: https://ri.csn.com.br/	9

RESULT 1Q23

1Q23 Results (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	5,777	4,141	70	519	139	1,119	(447)	11,319
Domestic Market	3,946	282,28	70	519	139	1,119	(847)	5,229
Foreign Market	1,831	3,859	-	-	-	-	400	6,090
COGS	(5,021)	(2,247)	(59)	(340)	(124)	(960)	677	(8,073)
Gross profit	756	1,895	10	179	16	160	230	3,245
DGA/DVE	(313)	(126,36)	(2)	(43)	(13)	(96)	(427)	(1,020)
Depreciation	311	257	10	98	25	159	(78)	781
Proportional EBITDA of joint contr	-		-	-	-	-	197	197
Adjusted EBITDA	754	2,025	19	234	28	222	(79)	3,203

4Q22 Results (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	6,055	3,529	86	608	154	1,181	(483)	11,129
Domestic Market	4,501	336	86	608	154	1,181	(949)	5,917
Foreign Market	1,554	3,193	-	-	-	-	466	5,212
COGS	(5,214)	(1,878)	(58)	(382)	(139)	(900)	724	(7,847)
Gross profit	840	1,651	28	226	15	281	241	3,282
DGA/DVE	(341)	(139,23)	(9)	(52)	(17)	(148)	(507)	(1,213)
Depreciation	326	268	11	96	29	132	(38)	825
Proportional EBITDA of joint contr	-		-	-	-	-	229	229
Adjusted EBITDA	826	1,779	30	270	27	265	(75)	3,123

1Q22 Results (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,882	3,861	76	458	44	386	(938)	11,770
Domestic Market	5,185	515,38	76	458	44	386	(991)	5,673
Foreign Market	2,697	3,346	-	-	-	-	53	6,097
COGS	(5,827)	(1,595)	(55)	(342)	(47)	(272)	850	(7,287)
Gross profit	2,055	2,266	21	117	(3)	114	(88)	4,483
DGA/DVE	(327)	(62,42)	(10)	(31)	(9)	(69)	(80)	(587)
Depreciation	295	242	9	123	4	54	(92)	635
Proportional EBITDA of joint contr	-		-	-	-	-	187	187
Adjusted EBITDA	2,024	2,445	20	209	(7)	99	(72)	4,718

Steel Result

According to the World Steel Association (WSA), global crude steel production totaled 459.3 million tons (Mt) in the first three months of 2023, which represents a stability when compared to the same period in 2022, with the reopening of the Chinese economy being offset by the more challenging scenario found in the international economy, with reduced growth rates, credit crises and high inflation and interest rate pressures. In 1Q23, the European Union reduced its production by 10.1%, still impacted by high energy prices and the closure of steel plants over the past year. China, on the other hand, produced 57% of the global volume (261.6 Mt) in the same period, representing a 6.1% increase in production compared to 1Q22, as a result of the direct impact of the end of the Covid-0 policy in the country and economic stimuli in the real estate and consumer markets. The prospects for the next quarters of 2023 remain positive as total steel demand is expected to increase by 2% for the year. Brazil produced 8.0Mt in 1Q23, which corresponds to a 6.8% decrease compared to the same period in 2022, impacted by operational problems faced in some plants, as well as the increase of imported products in the country. The prospects for the local market in 2023 are somewhat more challenging as uncertainties still loom regarding economic growth due to restrictive monetary policy.

Steel Production (thousand tons)

In the case of CSN, plate production in 1Q23 totaled 784,000 tons, a performance 22% lower than the previous quarter. In turn, the production of flat rolled products, our main market, reached 702 kton, which represents a 20% decrease compared to 4Q22, reflecting the seasonality and unscheduled maintenance shutdowns, which limited volumes during the quarter.

For more information, please visit our website: https://ri.csn.com.br/	10

RESULT 1Q23

Sales Volume (Kton) – Steel Industry

Total sales reached 1,033 thousand tons in the first quarter of 2023, volume 2% higher than in 4Q22. When analyzing the behavior in the different markets, it is noticed that the foreign market was the main responsible for this increase, with a strong performance in all 3 operations. In total, sales totaled 364,000 tons in 1Q23 and were 35% higher than in 4Q22. During the quarter, 8,000 tons were exported directly, and 356,000 tons were sold by subsidiaries abroad, 72,000 tons by LLC, 173,000 tons by SWT and 111,000 tons by Lusosider. On the other hand, domestic sales totaled 669 thousand tons of steel products in 1Q23, which represents a reduction of 9.5% compared to 4Q22, as a result of the increase in imported steel products in the period, in addition to the lower volume produced and a lessen heated demand in the first two months of the year.

In relation to the total sales volume in 1Q23, all segments showed a decrease compared to the previous quarter, with Industry (-12%) and Distribution (-11%) appearing among the main highlights. In the year-on-year comparison, there was an important recovery for the white goods (home appliance) and construction, but the declines in industry and distribution ended up having a greater weight.

According to ANFAVEA (National Association of Automotive Vehicle Manufacturers), production in 1Q23 reached 536 thousand units, an increase of 8% compared to the previous quarter. According to the Association, vehicle sales volume increased by 16.3% in the first quarter.

According to data from the Brazilian Steel Institute (IABr), crude steel production in 1Q23 reached 8.04 million tons, a 6.8% decline compared to the same period in 2022 and 0.3% higher than in 4Q22. Apparent consumption was 5.92 million tons, a 3.4% increase compared to the previous year and 5.7% higher than in 4Q22. The Steel Industry Confidence Index (ICIA) for March was 32.7 points, 16.9 points decrease compared to December and below the 50-point dividing line, indicating lower confidence for the next six months in the domestic market. On the other hand, there was already a significant improvement in the confidence index for April (41.7 points).

According to data from IBGE, the production of household appliances for March 2023 registered an increase of 14% compared to the previous year, which reinforces the recovery of the white goods sector after the weak performance observed in 2022.

Seles by Market Segment

For more information, please visit our website: https://ri.csn.com.br/	11

RESULT 1Q23

•	Net revenue in the steel industry reached BRL 5,777 million in 1Q23, a performance 4.6% lower than in 4Q22, as a result of lower commercial dynamism in the domestic market, in addition to lower prices. In this sense, the 1Q23 average price in the domestic market was 3.0% lower than in 4Q22, a performance driven mainly by the fall in the prices of long steel and products whose import is more relevant. In turn, the price of the foreign market was 12.7% lower compared to the previous quarter, mainly impacted by the metal profiles that did not follow the positive price trend due to the Chinese reopening and lower supply resulting from the earthquake in Turkey.

•	The plate cost in 1Q23 reached BRL 4,147/t, representing an increase of 5.7% over the previous quarter, as a result of lower dilution of the plant's fixed costs and an increase in raw material costs, mainly iron ore.

•	The steel segment Adjusted EBITDA reached BRL 754 million in 1Q23 and was 9% lower than in 4Q22, with an EBITDA margin of 13.0% (-0.6 p.p.). This result reflects the lower dynamism of the domestic market and the lower dilution of production costs, which ultimately compromised the profitability of the period.

Adjusted EBITDA and Steel Margin (BRL MM and %)

Mining Result

In the mining sector, the beginning of the year was impacted by several factors that had consequences for both supply and demand for the product. On the supply side, the high incidence of rain in Brazil and obstacles that affected the production flow, mainly in the southeastern region of Brazil, had an impact on the availability of iron ore for the transoceanic market. On the demand side, the first quarter of 2023 was marked by the easing of Covid-related restrictions in China and the beginning of economic stimulus that raised expectations regarding Chinese demand for steel products. As a result, we had a strong recovery in iron ore prices since the beginning of the year, which exceeded the US$130/ton level throughout the quarter. In this context, the price of iron ore ended 1Q23 with a price above US$127.0/ton, with an average of US$125.5/dmt (Platts, Fe62%, N. China), 26.8% higher than 4Q22 (US$99.0/dmt), but 11.4% lower than 1Q22 (US$141.6/dmt).

For more information, please visit our website: https://ri.csn.com.br/	12

RESULT 1Q23

Regarding maritime freight, the BCI-C3 route (Tubarão-Qingdao) had an average of US$ 18.2/wmt in 1Q23, which represents a reduction of 11% compared to the freight cost of the previous quarter, reflecting the lower pressure on fuel costs and the greater availability of ships in the transoceanic market.

•	Iron ore production totaled 8,939 thousand tons in 1Q23, this represents a 38% growth compared to 1Q22 and a 4% decrease compared to 4Q22, in line with the seasonality of the period. Additionally, it is worth noting that after going through the most critical period of rains without major issues in the production process, the Company has maintained its production and procurement guidance for 2023, set in a range of 39-41 million metric tons.

•	Sales volume reached 8,618 thousand tons in 1Q23, a performance that was 24.3% higher than 1Q22 and 11.4% lower compared to 4Q22. In addition to seasonality, 1Q23 sales were also limited by operational problems in rail transportation and a decrease in sales to the domestic market.

•	In 1Q23, net revenue totaled BRL 4,141 million and was 17.3% higher than in 4Q22, even with a lower volume of shipments. This result reflects the strong price realization observed in the period. As a consequence, the net unit revenue was US$ 91.9 per wet metric ton, representing a solid increase of 34% against 4Q22, in line with the upward trajectory of the Platts price.

•        In turn, the cost of products sold from mining totaled BRL 2,247 million in 1Q23, an increase of 19.6% compared to the previous quarter, as a result of a higher volume of third-party ore purchases and price increases during the period. Similarly, the C1 cost reached USD 22.9/t in 1Q23, which was 7.9% higher than that seen in 4Q22, reflecting the lower dilution of fixed costs both at the mine and at the port, as well as the higher cost of leasing Tecar, as a consequence of higher realized prices.

•        Adjusted EBITDA reached BRL 2,025 million in 1Q23, with a quarterly EBITDA margin of 48.9% or 1.5 p.p. down from last quarter. This slight drop in profitability reflects the seasonal nature of the business, with lower fixed cost dilution.

For more information, please visit our website: https://ri.csn.com.br/	13

RESULT 1Q23

Cement Result

According to the National Union of the Cement Industry (SNIC), cement sales in Brazil fell by 1.2% in the first quarter of this year compared to the same period in 2022, totaling 14.7 million tons of sales. The combination of a period with high rainfall and a slower economy due to high interest rates and inflationary pressure led to a slowdown in the real estate and construction sectors, resulting in a decline in cement sales. On the other hand, the reformulation of the Minha Casa, Minha Vida program and the government's commitment to advancing the growth agenda open up new opportunities for investments in housing and infrastructure and could stimulate the entire supply chain of the construction industry in the coming quarters. The Industrial Entrepreneur Confidence Index (ICEI) for the Construction Industry, measured by the Brazilian Chamber of the Construction Industry (CBIC), averaged 51.1 in the quarter, reinforcing this expectation and showing a greater confidence of entrepreneurs regarding the future prospects of the construction sector.

Sales in 1Q23 totaled 3,091 kton, a result 7% higher than the previous quarter, as a reflection of a more assertive commercial policy, already reaping the benefits of integration with the Lafarge Holcim acquired plants.

Sales Volume - Cements (thousand tons)

* The operations of LafargeHolcim were integrated in September 2022.

For more information, please visit our website: https://ri.csn.com.br/	14

RESULT 1Q23

•	Net revenue reached the result of BRL 1,119 million in 1Q23, a 5.2% lower performance compared to the previous quarter, which reflects the lower prices in the period, which ultimately offset the higher sales volume.

•	In turn, it is already possible to observe a decrease in the unit cost of cement, even with the pressure of raw material and fuel prices.

•	The segment's adjusted EBITDA decreased by 16% compared to the previous quarter, reaching BRL 222 million in 1Q23 and with an adjusted EBITDA margin of 19.9%, a level of 2.6 p.p. lower than in 4Q22. This decrease in profitability observed in the period reflects, mostly, the lower prices practiced. On the other hand, when projecting performance for the next quarters, a more positive outlook is perceived as the capture of synergies advances with a better market dynamic.

Energy Result

In 1Q23, the high volume of rainfall and consequently the high level of water in the reservoirs have kept energy prices significantly below the average of recent years. As a result, the volume of energy traded in the quarter generated a net revenue of R$ 139 million, representing a 9.3% decrease compared to the previous quarter. On the other hand, the adjusted EBITDA remained practically stable in the period at R$ 28 million, generating an EBITDA margin of 20% or 2.3 p.p. higher than that recorded in 4Q22.

Logistics Result

Railway Logistics: In 1Q23, net revenue reached BRL 519 million, with adjusted EBITDA of BRL 234 million and adjusted EBITDA margin of 45.1%. Compared to 4Q22, net revenue fell 15% due to the seasonality of the operation and the impact of rainfall, resulting in a reduction of goods transported. In the same line of comparison, adjusted EBITDA was 13% lower.

Port Logistics: In 1Q23, Sepetiba Tecon shipped 302,000 tons of steel products, as well as 16,000 containers, 24,000 tons of general cargo and 197,000 tons of bulk. Compared to the previous quarter, the Company had a change in its shipment mix, with the decrease in bulk volume being offset by a higher volume of steel products. As a result, net revenue from the port segment was 18.9% lower than in the previous quarter, reaching BRL 70 million in 1Q23, also with a negative impact on adjusted EBITDA for the period, which was BRL 19 million in the quarter, with EBITDA margin of 26.8%.

For more information, please visit our website: https://ri.csn.com.br/	15

RESULT 1Q23

ESG – Environmental, Social & Governance

ESG PERFORMANCE – CSN GROUP

Starting in the first quarter of 2023, CSN is introducing a new format for reporting on its actions and ESG performance, providing its ESG performance indicators in an individualized manner. The new model allows stakeholders to access the main results and indicators quarterly and track them effectively and even more quickly. The access can be made through the results center of CSN's IR website:

https://ri.csn.com.br/en/financial-information/results-center/

This is the first ESG Performance Report that incorporates performance indicators for CSN Cimentos' new assets, acquired in 2022, meaning that some absolute indicators will undergo significant changes when compared to the previous period when these operations had not yet been incorporated.

The information included in this release was selected based on relevance and materiality to the company. Quantitative indicators are presented compared to the period that best represents the metric for monitoring them. Thus, some are compared to the same quarter of the previous year, and others will be compared to the average of the previous period, ensuring a comparison based on seasonality and periodicity.

More detailed historical data on CSN's performance and initiatives can be found in the 2022 Integrated Report, released in April 2023 (esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). ESG indicator assurance occurs annually for the Integrated Report's closing, so the information contained in quarterly releases is subject to adjustments resulting from this process.

It is also possible to track CSN's ESG performance in an agile and transparent manner on our website through the following electronic address: esg.csn.com.br.

For more information, please visit our website: https://ri.csn.com.br/	16

RESULT 1Q23

Capital Markets

In the first quarter of 2023, CSN's shares recorded an appreciation of 6.1%, while Ibovespa presented a decline of 7.2%. The daily average value (CSNA3) traded on B3 was R$ 147.1 million in 1Q23. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) showed a dollar appreciation of 11.2%, while the Dow Jones index rose 0.4%. The average daily trading volume with ADRs (SID) on the NYSE in 1Q23 was US$ 10.0 million.

1Q23
Number of shares in thousands	1,326,094
Market Value
Closing Quote (BRL/share)	15.44
Closing Quote (US$/ADR)	3.07
Market Value (BRL million)	20,475
Market Value (US$ million)	4,071
Change in period
CSNA3 (BRL)	6.1%
SID (USD)	11.2%
Ibovespa (BRL)	-7.2%
Dow Jones (USD)	0.4%
Volume
Daily average (thousand shares)	8,935
Daily average (BRL thousand)	147,112
Daily average (thousand ADRs)	3,129
Daily average (US$ thousand)	10,001
Source: Bloomberg

Result Conference Call:

1Q23 Investor Relations Team Earnings Presentation Webcast

Conference Call in Portuguese with Simultaneous Translation into English

04 May of 2023

11:30 a.m. (Brasilia time)

9:30 a.m. (New York time)

EUA DI +1 412 717-9627 / EUA TF +1 844 204-8942

Code: CSN

Phone Replay: +55 11 4118-5151

Replay code: 219011#

Webcast: click here

Marcelo Cunha Ribeiro – CFO and IR Executive Director Pedro Gomes de Souza (pedro.gs@csn.com.br) Danilo Dias (danilo.dias.dd1@csn.com.br) Rafael Byrro (rafael.byrro@csn.com.br)

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements made in 'Outlook'. Current results, performance and events may differ materially from assumptions and prospects and involve risks such as: general and economic conditions in Brazil and other countries; interest and exchange rate levels, protectionist measures in the U.S., Brazil, and other countries, changes in laws and regulations, and general competitive factors (on a global, regional, or national basis).

For more information, please visit our website: https://ri.csn.com.br/	17

RESULT 1Q23

INCOME STATEMENT

CONSOLIDATED – Corporate Law – In Thousands of Reais

1Q23	4Q22	1Q22
Net Revenue	**11,318,690**	**11,129,283**	**11,769,866**
Domestic Market	5,228,715	5,916,783	5,673,271
Foreign Market	6,089,975	5,212,500	6,096,595
Cost of Goods Sold (COGS)	**(8,073,476)**	**(7,847,356)**	**(7,287,285)**
COGS, without Depreciation and Exhaustion	(7,302,566)	(7,029,632)	(6,662,431)
Depreciation/Exhaustion allocated to cost	(770,910)	(817,724)	(624,854)
Gross profit	**3,245,214**	**3,281,927**	**4,482,581**
Gross Margin (%)	29%	29%	38%
Sales Expenses	(856,677)	(976,120)	(440,786)
General and Administrative Expenses	(153,353)	(229,494)	(135,924)
Depreciation and Amortization in Expenses	(10,364)	(7,725)	(10,616)
Other Net Income (Expenses)	(1,665,808)	(951,549)	(359,180)
Equity Result	21,509	70,891	19,259
Operating Profit Before Financial Result	**580,521**	**1,187,930**	**3,555,334**
Net Financial Result	(1,189,627)	(1,181,282)	(1,125,237)
Result Before IR and CSL	**(609,106)**	**6,648**	**2,430,097**
Income Tax and Social Contribution	(213,442)	190,144	(1,066,154)
Net Income (Loss) for the Period	**(822,548)**	**196,792**	**1,363,943**

For more information, please visit our website: https://ri.csn.com.br/	18

RESULT 1Q23

BALANCE SHEET

CONSOLIDATED – Corporate Law – In Thousands of Reais

For more information, please visit our website: https://ri.csn.com.br/	19

RESULT 1Q23

CASH FLOW

CONSOLIDATED – Corporate Law – In Thousands of Reais

1Q23	4Q22	1Q22
Net Cash Flow from Operating Activities	**554,104**	**(88,754)**	**(3,859,665)**
Net income / (Loss) for the year attributable to controlling shareholders	(926,396)	16,941	1,206,402
Net income / (Loss) for the year attributable to non-controlling shareholders	103,848	179,851	157,541
Charges on loans and financing raised	760,817	673,208	458,222
Charges on loans and financing granted	(44,554)	(41,263)	(32,028)
Charges on rental liabilities	19,032	17,796	16,150
Depreciation, exhaustion and amortization	803,002	847,266	657,803
Equity income	(21,509)	(70,891)	(19,259)
Deferred taxes	(143,951)	(164,150)	487,280
Tax, social security, labor, civil and environmental provisions	49,780	57,072	2,155
Net monetary and exchange variations	908,653	478,177	(1,150,473)
Asset and intangible losses	(2,176)	(35,694)	7,963
Update actions - VJR	(109,086)	171,726	209,747
Receivables for indemnification	-	-	(7,381)
Passive environmental provisions and deactivation	24,971	(8,314)	26,972
Dividends from invested companies	-	(7,934)	-
Investment impairment reversal	-	(387,989)	-
Provision (Reversal) for consumption and services	11,804	19,243	(2,777)
Other provisions	9,841	326	(20,554)
Change in assets and liabilities	**333,244**	**(1,117,519)**	**(5,341,206)**
Accounts receivable - third parties	(392,516)	(688,281)	(2,599,802)
Accounts receivable - related parties	48,827	(133,423)	37,822
Inventory	859,920	(818,261)	234,052
Dividends and related share credits	-	70,689	-
Taxes to Compensate	(100,479)	(474,287)	417,063
Judicial Deposits	(3,504)	(13,514)	(7,049)
Compulsory loan receipt	-	370,000	-
Suppliers	(763,035)	249,558	(488,796)
Suppliers - Risk Cashed and Forfaiting	(1,666,165)	202,743	(433,645)
Salaries and social charges	151	(106,644)	23,976
Tributes / Refis	(40,074)	(175,382)	(2,391,121)
Accounts payable - related parties	(21,485)	54,725	(2,871)
Advance of customers of ore and energy contracts	2,392,433	(240,914)	(144,851)
Other	19,171	585,472	14,016
Other payments and receipts	**(1,223,216)**	**(716,606)**	**(516,222)**
Interest Paid	(614,997)	(684,447)	(516,222)
Payment of cash flow hedge operations	(608,219)	(32,159)	-
Cash Flow from Investment Activities	**(838,393)**	**(3,885,506)**	**(928,345)**
Investments/AFAC	-	(232,749)	(129,499)
Fixed Asset Acquisition, investment property and intangible assets	(735,829)	(994,826)	(700,988)
Loans granted - related parties	(84,286)	(3,124)	(108,705)
Financial application, net redemption	(20,376)	(46,790)	10,847
Cash received from the acquisition of investments -Topaz and Santa Ana	-	(1,391)	-
Acquisition of CEEE-G	-	(928,000)	-
Cash received from the acquisition of investments - CEEE-G	-	661,864	-
Acquisition of Companhia Energética Chapecó	-	(358,634)	-
Cash received from the acquisition of investments - Chapecó	-	41,693	-
Cash received from the acquisition of Metalgráfica investments	-	569	-
Acquisition of concession rights	-	(2,024,118)	-
Receipt of loans and interest from related parties	2,098	-	-
Cash Flow from Financing Activities	**1,961,456**	**1,667,968**	**1,397,090**
Borrowings loans and financing	3,907,413	6,816,279	5,647,241
Amortization loans - main	(1,891,962)	(2,571,632)	(3,685,038)
Borrowing Cost	(5,119)	(36,896)	(58,421)
Lease amortization	(48,876)	(49,061)	(32,729)
Dividends and interest on equity paid	-	(2,490,722)	(82,443)
Repurchase of treasury shares	-	-	(391,520)
Exchange Variation on cash and cash equivalents	**4,494**	**(21,725)**	**45,143**
Increase (Decrease) in Cash and Cash Equivalents	**1,681,661**	**(2,328,017)**	**(3,345,777)**
Cash and cash equivalents at the beginning of the period	11,991,356	14,319,373	16,646,480
Cash and cash equivalents at the end of the period	13,673,017	11,991,356	13,300,704

For more information, please visit our website: https://ri.csn.com.br/	20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 3, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.